FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89 LTO/sl

8th December, 2003

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 8th December, 2003 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Half Yearly Report and Preliminary Announcement

   Date : 2003/2004

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st December, 2003

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and



STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)



INTERIM REPORT 2003/2004

STARLIGHT





FINANCIAL RESULTS

The Board of Directors of Starlight International Holdings Limited (the "Company") is pleased to announce the unaudited condensed consolidated income statement of the Company for the six months ended 30th September, 2003 together with the comparative figures for the corresponding period in 2002 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

	Notes	**01.04.2003 to 30.09.2003** ***HK$'000*** **(unaudited)**	01.04.2002 to 30.09.2002 *HK$'000* (unaudited)
Turnover	2	**925,302**	734,581
Cost of sales		**(791,104)**	(620,205)
Gross profit		**134,198**	114,376
Other operating income		**16,123**	9,277
Distribution costs		**(34,986)**	(22,874)
Administration expenses		**(34,806)**	(42,923)
Unrealised holding gain (loss) on investments in securities		**5,190**	(16,001)
Impairment loss recognised in respect of investment in securities		**–**	(5,000)
Impairment loss recognised in respect of loan to an associate		**–**	(250)
Amortisation of goodwill arising on acquisition of subsidiaries		**(829)**	(829)
Profit from operations		**84,890**	35,776
Finance costs		**(1,347)**	(2,587)
Share of results of associates		**(272)**	(168)
Profit from ordinary activities before taxation		**83,271**	33,021
Taxation	4	**(2,367)**	(976)
Profit before minority interests		**80,904**	32,045
Minority interests		**(154)**	(1,306)
Net profit for the period		**80,750**	30,739
Earnings per share	5		
– Basic		**2.77 cents**	1.14 cents
– Diluted		**2.75 cents**	N/A
Interim dividend per share	6	**0.8 cent**	0.2 cent

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30TH SEPTEMBER, 2003

	Notes	**At 30.9.2003 *HK$'000* (unaudited)**	At 31.3.2003 *HK$'000* (audited)
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties		**43,960**	43,760
Property, plant and equipment	*7*	**253,723**	251,244
Properties under development		**40,173**	37,859
Goodwill	*8*	**13,697**	14,525
Negative goodwill	*9*	**(3,844)**	(3,844)
Interest in associates		**2,312**	2,384
Investments in securities		**26,181**	26,181
		376,202	372,109
Current assets			
Inventories		**266,458**	236,720
Debtors, deposits and prepayments	*10*	**401,606**	172,356
Taxation recoverable		**294**	254
Investments in securities		**37,783**	40,424
Investments in derivative instruments		**981**	–
Amounts due from associates		**3,000**	3,000
Bank balances and cash		**45,063**	55,853
		755,185	508,607
Current liabilities			
Creditors and accrued charges	*11*	**338,462**	202,790
Customers' deposits		**22,505**	14,917
Amount due to an associate		**2,800**	2,800
Taxation payable		**2,319**	659
Borrowings – amount due within one year		**84,051**	110,847
Obligations under a hire purchase contract – amount due within one year		**60**	60
		450,197	332,073
Net current assets		**304,988**	176,534
Total assets less current liabilities		**681,190**	548,643
Minority interests		**702**	547
Non-current liabilities			
Borrowings – amount due after one year		**8,750**	8,750
Obligations under a hire purchase contract – amount due after one year		**32**	62
		8,782	8,812
Net assets		**671,706**	539,284
CAPITAL AND RESERVES			
Share capital	*12*	**302,888**	268,742
Reserves		**368,818**	270,542
Shareholders' funds		**671,706**	539,284

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2003

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Opening balances – Total equity	**539,284**	480,814
Exchange difference arising on translation of operations outside Hong Kong	**(441)**	1,177
Minority shareholders share of changes in reserves	**50**	5
Net gains (losses) not recognised in the consolidated income statement	**(391)**	1,182
Issue of shares upon exercise of share options	**4,862**	–
Issue of shares	**30,000**	–
Repurchase of shares	**(716)**	(636)
Discounts on repurchase of shares	**5**	348
Premium arising from issue of shares	**33,056**	–
2003 final dividend paid	**(15,144)**	–
Net profit for the period	**80,750**	30,739
	132,813	30,451
Closing balances – Total equity	**671,706**	512,447

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2003

	Six months ended	
	30.9.2003	30.9.2002
	HK$'000	*HK$'000*
	(unaudited)	(unaudited)
Net Cash used in Operating Activities	**(12,791)**	(8,664)
Net Cash used in Investing Activities	**(23,228)**	(27,086)
Net Cash inflow from Financing Activities	**25,229**	60,610
Net (Decrease)/Increase in Cash and Cash Equivalents	**(10,790)**	24,860
Cash and Cash Equivalents at the beginning of the period	**55,853**	21,662
Effect of Exchange Rate Changes	**–**	(6)
Cash and Cash Equivalents at end of the period	**45,063**	46,516

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The interim report has been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st March, 2003, except that the group has adopted the revised SSAP12 "Income Taxes" issued by the HKSA which is effective for accounting period commencing on or after 1st January, 2003.

The change to the Group's accounting policies and the effect of adopting this revised standard is set out below:

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associated companies except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP12 represents a change in accounting policy, which has been applied retrospectively. Since the adoption of this revised SSAP had no material impact on the Group's accounts in prior periods/years or current period, comparative figures have not been restated.

2. SEGMENT INFORMATION

Business segments

For management purpose, the Group is currently organised into two operating divisions – design, manufacture and sale of electronic products and securities trading. These divisions are basis on which the Group reports its primary segment information.

Principal activities are as follows:

Six months ended 30th September, 2003

	Design, manufacture and sale of electronic products *HK$'000*	**Securities trading** *HK$'000*	**Consolidated** *HK$'000*
REVENUE	**908,829**	**16,473**	**925,302**
SEGMENT RESULT	**75,541**	**9,902**	**85,443**
Interest income			**81**
Unallocated corporate expenses			**(634)**
Profit from operation			**84,890**

Six months ended 30th September, 2002

	Design, manufacture and sale of electronic products *HK$'000*	Securities trading *HK$'000*	Consolidated *HK$'000*
REVENUE	725,005	9,576	734,581
SEGMENT RESULT	57,988	(16,772)	41,216
Interest income			62
Unallocated corporate expenses			(502)
Impairment loss recognised in respect of investment in securities			(5,000)
Profit from operation			35,776

3. DEPRECIATION

During the period, depreciation of approximately HK$18,507,000 (HK$17,726,000 for the six months ended 30th September, 2002) was charged to the consolidated income statement in respect of the Group's property, plant and equipment.

4. TAXATION

	Six months ended	
	30.09.2003	30.09.2002
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax calculated at 17.50% (2002: 16%) of the estimated assessable profit for the period	**1,523**	952
Taxation in other jurisdictions	**844**	24
Deferred taxation relating to the origination and reversal of temporary differences	**–**	–
Deferred taxation resulting from an increase in tax rate	**–**	–
	2,367	976

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The taxation charge in Hong Kong during the period has been partly relieved by the tax losses brought forward from previous years.

No provision for deferred taxation has been made in the accounts for the current period (2002: nil) as the Group has net potential deferred tax asset at the balance sheet date. The deferred tax assets have not been recognized as it is not probable that sufficient taxable profit will be available to allow the related tax benefit to be utilized in the foreseeable future.

5. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is computed based on the following data:

	01.04.2003 to 30.09.2003	01.04.2002 to 30.09.2002
	HK$'000	*HK$'000*
Earnings:		
Net profit for the period and earnings for the purpose of basic earnings and diluted earnings per share	**80,750**	30,739
Number of shares:		
Weighted average number of shares for the purpose of basic earnings per share	**2,910,292,054**	2,692,199,992
Effect of dilutive potential shares:		
Share options	**28,270,074**	Not applicable
Weighted average number of shares for the purpose of diluted earnings per share	**2,938,562,128**	Not applicable

No diluted earnings per share for the prior period has been presented as the exercise prices of the Company's options were higher than the average market price for shares in the period.

6. INTERIM DIVIDEND

The directors have determined that an interim dividend for the year ending 31st March, 2004 of HK0.8 cent per share (Year ended 31st March, 2003: HK 0.2 cent) should be paid to the shareholders of the Company whose names appear in the Register of Members on 8th December, 2003.

7. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	HK$'000
Net book values at 1st April, 2003	251,244
Currency realignment	–
Additions	21,275
Disposals	(289)
Depreciation	(18,507)
Net book values at 30th September, 2003	**253,723**

8. GOODWILL

	HK$'000
Cost	
At the beginning of the period and at balance sheet date	16,575
Amortisation	
At the beginning of the period	2,049
Charge for the period	829
At balance sheet date	2,878
Net book value	
At balance sheet date	13,697

The amortisation period adopted for goodwill is 10 years.

9. NEGATIVE GOODWILL

	HK$'000
Gross amount	
At the beginning of the period and at balance sheet date	6,999
Released to income	
At the beginning of the period	(3,155)
Released during the period	–
At balance sheet date	(3,155)
Carrying amount	**3,844**

The negative goodwill arose on the Group's acquisition of additional interest in a subsidiary, 番禺富臨花園房地產有限公司, in last year. At the date of acquisition, HK$3,155,000 of the negative goodwill was identified as relating to the impairment loss in respect of the properties under development held by the subsidiary and accordingly an equivalent amount of the negative goodwill was released to income in the last year. The remaining balance of the negative goodwill will be released to income based on an analysis of the circumstances from which the balance resulted.

10. DEBTORS, DEPOSITS AND PREPAYMENTS

At 30th September, 2003, the balance of debtors, deposits and prepayments included trade debtors of approximately HK$364,305,000 (HK$149,521,000 at 31st March, 2003). The aging analysis of trade debtors at the balance sheet date is as follows:

	30.9.2003	31.3.2003
	HK$'000	*HK$'000*
0 – 30 days	**293,307**	109,150
31 – 60 days	**42,387**	22,425
61 – 90 days	**3,785**	1,016
Over 90 days	**24,826**	16,930
	364,305	149,521

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

11. CREDITORS AND ACCRUED CHARGES

At 30th September, 2003, the balance of creditors and accrued charges included trade creditors of approximately HK$281,806,000 (HK$169,861,000 at 31st March, 2003). The aging analysis of trade creditors at the balance sheet date is as follows:

	30.9.2003	31.3.2003
	HK$'000	*HK$'000*
0 – 30 days	**129,968**	77,631
31 – 60 days	**73,747**	34,105
61 – 90 days	**40,269**	15,031
Over 90 days	**37,822**	43,094
	281,806	169,861

12. SHARE CAPITAL

	Number of shares	**Issued and fully paid share capital**
		HK$'000
Balance at 1st April, 2003	2,687,415,402	268,742
Issue of shares upon exercise of share options	48,624,528	4,862
Issue of shares	300,000,000	30,000
Repurchase of shares	(7,160,000)	(716)
Balance at 30th September, 2003	**3,028,879,930**	**302,888**

Details of the changes in the issued share capital of the Company during the period are as follows:

(a) In July 2003, 48,624,528 shares of HK$0.10 each were issued at HK$0.10 per share as a result of the exercise of the certain share options of the Company by their holders.

(b) In August 2003, 300,000,000 shares of HK$0.10 each were issued at HK$0.22 per share as a result of the placing of existing shares and subscription of new shares.

(c) The Company repurchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month	Number of Shares	Price per share Lowest	Price per share Highest	Aggregate Consideration
		HK$	*HK$*	*HK$*
April 2003	2,630,000	0.089	0.100	250,100
May 2003	4,530,000	0.098	0.104	461,060
	7,160,000			711,160

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The discount on repurchase was credited to capital reserve. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve.

All shares issued rank pari passu with the then existing shares in issue in all respects.

Save as disclosed above, there was no purchase, sale or redemption by the Company or any of it subsidiaries of its listed securities during the period.

13. CAPITAL COMMITMENTS

	30.9.2003	31.3.2003
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements		
– property, plant and equipment	**11,525**	7,819

At the balance sheet date, the Company did not have any capital commitments.

14. CONTINGENT LIABILITIES

	30.9.2003	31.3.2003
	HK$'000	*HK$'000*
Bills discounted with recourse	**37,444**	5,884
Guarantee given to banks in respect of mortgage loans of the buyers of the property under developments	**8,950**	5,680

15. RELATED PARTY TRANSACTIONS

There were no significant related party transactions undertaken by the Group at any time during the six-months period.

INTERIM DIVIDEND

The Directors have declared an interim dividend of HK0.8 cent per share of HK$0.10 each (equivalent to HK3.2 cents per consolidated share of HK$0.40 each if the consolidation of four existing shares of HK$0.10 each into one consolidated share of HK$0.40 each is approved at the special general meeting held on 13th November, 2003) for the year ending 31st March, 2004 (Year ended 31st March, 2003: 0.2 cent per share) to shareholders on the register of members on 8th December, 2003. Dividend warrants will be sent to the shareholders on or about 19th December, 2003.

CLOSING OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 8th December, 2003 to Friday, 12th December, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the interim dividend, all outstanding transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not later than 4:00 p.m. on Friday, 5th December, 2003.

BUSINESS REVIEW

The Group's turnover for the six months ended 30th September, 2003 was HK$925,302,000, an increase of 26% as compared with the same period last year. The profit attributable to shareholders amounted to HK$80,750,000 which increased significantly by 163% as compared with the same period last year.

Electronics Division

During the first quarter of the financial year, the Group's core business, the Electronics Division, was affected by the outbreak of Severe Acute Respiratory Syndrome (SARS) such that no significant increase in sales was recorded. Since the beginning of second quarter, demand for consumer electronic products was strong. The Group's products, that include its unique slim and multi-function featured audio products, and multi-function combo video products such as DVD/TV combos, have obtained an increased orders and driven a satisfactory growth in sales maintained.

During the period under review, the increase in sales was mainly from the sale of ODM and own brand products. The profit margin from the sale of ODM and own brand products was slightly higher than the profit margin in OEM sales. Additionally, the increase in production volume enhanced the production efficiency of the Group. Thus the overall profit margin for the Group's electronic products has continued to improve.

The Group's sales to North America increased steadily. However, the increase in sales to Europe has shown an encouraging significant growth rate of approximately 100%.

The Group's subsidiary, Cosmo Communications Corp. recorded a rapid growth in business operation. Sales increased by 115% as compared to the same period last year. Additionally, a promising revenue in commission income from acting as a sales agent for a famous brand was also reported.

Securities Trading

As at balance sheet date, the Group's investment portfolio reduced to approximately of market value HK$37.7 million.

PROSPECTS

The global economy has started to show signs of recovery and overall consumer confidence has risen. Demand for electronic products is strong and the Group is confident that sales will continue to increase in the foreseeable future. As the Group's production is currently running at full capacity, following a comparison in respect of production costs for the selection of factory sites, the Group has purchased a piece of land in Panyu, China next to the existing factory for

the expansion of production capacity in the next few years. It is expected the first phase of the factory will be completed in December 2004 and will increase the Group's production capacity by about 20% or more. To relieve the production demand, the Group will consolidate warehousing in a new rented premises in Panyu and will further increase production capacity by at least 20% by converting existing warehouse into production lines in 4th quarter, 2003.

The Group continues to carry out research for the development of new products with advanced technology and functions in order to meet the market demand. New audio and video products, such as DVD/VCR combos, TV/DVD/VCR combos and DVD+RW, have been launched and were well received by customers. DVD+RW with HDD, HDD MP3 jukeboxes and TV/DVD+RW recorder combos are now under development and will be launched in the market soon. It is expected that the new series of products will increase the Group's sales.

In view of the mentioned factors, the Group is very optimistic about its future performance.

CAPITAL STRUCTURE

During the period, 300,000,000 shares of the Company of HK$0.10 each were issued at HK$0.22 per share as a result of the placing and subscription arrangement. The net proceeds of approximately HK$63 million from the subscription of 300,000,000 new shares will be used as approximately HK$40 million for the construction of the first phase of a new factory and the balance of approximately HK$23 million for general working capital of the Group.

48,624,528 of the Company's shares of HK$0.10 each were issued at HK$0.10 per share as a result of the exercise of certain share options of the Company by their holders. The Company also repurchased 7,160,000 of the Company's shares on The Stock Exchange of Hong Kong Limited for an aggregate consideration of HK$711,160.

FINANCIAL

During the period, cash inflow of approximately HK$67.8 million was received through the placing and subscription of 300,000,000 shares of the Company and issue of 48,624,528 shares of the Company upon exercise of certain share options.

As at 30th September, 2003, the Group's gearing ratio based on total liabilities to shareholders' funds was 68% (31st March, 2003: 63%) and gearing ratio based on net bank borrowings to shareholders' funds was 7% (31st March, 2003: 12%). The increase in the gearing ratios reflected the seasonal effect of the business activities as well as the increase of the group's turnover during the period. The Group's financial position is sound.

The Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to foreign exchange risk was minimal.

STAFF

As at 30th September, 2003, the Group had a total staff of 8,725 of which 8,615 were employed in the PRC for the Group's manufacturing and distribution businesses.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30th September, 2003, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executive of the Company were deemed or taken to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

	Number of shares of HK$0.10 each				
	Personal Interest	Corporate Interest	Other Interest	Total	% of total issued shares
Executive directors:					
Lau Sak Hong, Philip	223,386,288	12,072,360 (a) 40,401,660 (b)	671,096,202 (c)	946,956,510	31.26%
Lau Sak Kai, Anthony	149,063,718	12,072,360 (a) 40,401,660 (b)		201,537,738	6.65%
Lau Sak Yuk, Andy	140,236,431	12,072,360 (a) 40,401,660 (b)		192,710,451	6.36%
Independent non-executive directors:					
Hon Sheung Tin, Peter	778,580	–	–	778,580	0.03%
Ho Hau Chong, Norman	–	–	–	–	–

Notes:

(a) These shares are held by K.K. Nominees Limited, a company which is wholly owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony, and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family"). Accordingly, Lau family is deemed to be interested in the shares held by K.K. Nominees Limited.

(b) These shares are held by Wincard Management Services Limited, a company which is wholly owned by the Lau family. Accordingly, Lau family is deemed to be interested in the shares held by Wincard Management Services Limited.

(c) These shares are wholly owned by Philip Lau Holding Corporation, a company wholly owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associate. Accordingly, Lau Sak Hong, Philip is deemed to be interested in the shares held by Philip Lau Holding Corporation.

Save as disclosed herein, as at 30th September, 2003, none of the Directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

DIRECTORS' RIGHT TO ACQUIRE SHARES

Under the Company's share option scheme ("Old Scheme") which was approved on 7th April, 1997, certain directors were granted options to subscribe for shares in the Company within a period of five years commencing from the date of grant of the options. The Old Scheme was expired on 6th April, 2001. Options granted under the Old Scheme prior to its cessation which have not been fully exercised remain valid until such time that such options are fully exercised or have lapsed. No directors have exercised share options or have outstanding share options under the Old Scheme during the period.

Under the Company's share option scheme ("New Scheme") which was approved and adopted at the special general meeting of the Company held on 12th September, 2002 for a period of 5 years, the directors may grant options to any participant, including directors of the Company and its subsidiaries to subscribe for shares in the Company. The subscription price of the option shares is the higher of the nominal value of the shares, the closing price of the shares on the offer date and the average of the closing prices of the shares for the five trading days immediately preceding the Offer Day. No share option were granted to Directors since the adoption of the New Scheme.

Save as aforesaid, at no time during the period was the Company or its holding company or any of its subsidiaries a party to any arrangement to enable a director of the Company to acquire benefits by means of the acquisition of shares in the Company or any other body corporate.

Save as disclosed above, none of the directors or their associates had any interests in any securities of the Company or any of its associated corporations as defined in the SFO and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

SHARE OPTION SCHEMES

Information disclosed in accordance with the Listing Rules in relation to the share options is as follows:–

1. Options granted under the Old Scheme

	Number of options		
Name	**As at 01.04.2003**	**Exercised during the period**	**As at 30.09.2003**
Aggregate total of employees	43,645,056	21,822,528	21,822,528

Notes:

(1) The above options were granted on 2nd July, 1999 at an exercise price of HK$0.10 per share for an exercise period of five years from the date of grant of the options.

(2) No option was granted, lapsed or cancelled during the period.

(3) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.201.

2. Options granted under the New Scheme

Name	As at 01.04.2003	Number of options Granted during the period	Number of options Exercised during the period	As at 30.09.2003
Aggregate total of employees	–	53,604,000	26,802,000	26,802,000

Notes:

(1) The above options were granted on 2nd May, 2003 at an exercise price of HK$0.10 per share for an exercise period of five years from the date of grant of the options.

(2) No options was lapsed or cancelled during the period.

(3) The Directors consider it inappropriate to value the options granted during the period as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the options based on various speculative assumptions would be meaningless and could be misleading to the shareholders.

(4) The weighted average closing price per share immediately before the date on which the options were exercised was HK$0.201.

SUBSTANTIAL SHAREHOLDERS

As at 30th September, 2003, the following person, other than the interest disclosed above in respect of the directors, interest in 5% or more in the shares and underlying shares of the Company have been notified to the Company and recorded in the register of substantial shareholder' interests in shares and short positions required to be kept under Section 336 of Part XV of the SFO:

Name	Number of Ordinary Shares in which interested	*% of total issued shares*
Lee Yu Chiang	168,563,515	5.56%

Save as mentioned above, as at 30th September, 2003, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares of the Company.

CODE OF BEST PRACTICE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange.

AUDIT COMMITTEE

The interim report for the six months ended 30th September, 2003 has been reviewed by the audit committee of the Company which has been established for review and supervision of the Group's financial reporting process and internal controls.

By Order of the Board
Lau Sak Hong, Philip
Chairman

Hong Kong, 11th November, 2003

STARLITE

升岡國際有限公司

（於百慕達註冊成立之有限公司）





中期報告 2003/2004

STARLIGHT





財務業績

升岡國際有限公司（「本公司」）董事局宣佈本公司及其附屬公司（「本集團」）截至二零零三年九月三十日止六個月之未經審核綜合收益表，連同二零零二年同期之比較數字如下：

綜合收益表

截至二零零三年九月三十日止六個月

	附註	01.04.2003 至 30.09.2003 港幣千元 (未經審核)	01.04.2002 至 30.09.2002 港幣千元 (未經審核)
營業額	2	**925,302**	734,581
銷售成本		**(791,104)**	(620,205)
毛利		**134,198**	114,376
其他收益		**16,123**	9,277
分銷成本		**(34,986)**	(22,874)
行政費用		**(34,806)**	(42,923)
重估證券投資之未變現收益（虧損）		**5,190**	(16,001)
證券投資已確認減值虧損		**–**	(5,000)
已確認聯營公司借款減值虧損		**–**	(250)
攤銷收購附屬公司時產生之商譽		**(829)**	(829)
經營溢利		**84,890**	35,776
融資成本		**(1,347)**	(2,587)
應佔聯營公司虧損		**(272)**	(168)
除稅前經常業務溢利		**83,271**	33,021
稅項	4	**(2,367)**	(976)
未扣除少數股東權益前溢利		**80,904**	32,045
少數股東權益		**(154)**	(1,306)
本期間淨溢利		**80,750**	30,739
每股盈利	5		
－基本		**2.77港仙**	1.14港仙
－攤薄		**2.75港仙**	不適用
中期股息每股	6	**0.8港仙**	0.2港仙

簡明綜合資產負債表
於二零零三年九月三十日

	附註	於 **30.9.2003** 港幣千元 (未經審核)	於 31.3.2003 港幣千元 (經審核)
資產及負債			
非流動資產			
投資物業		**43,960**	43,760
物業、機器及儀器	*7*	**253,723**	251,244
發展中物業		**40,173**	37,859
商譽	*8*	**13,697**	14,525
負商譽	*9*	**(3,844)**	(3,844)
聯營公司權益		**2,312**	2,384
證券投資		**26,181**	26,181
		376,202	372,109
流動資產			
存貨		**266,458**	236,720
應收賬項、按金及預付款項	*10*	**401,606**	172,356
可收回税款		**294**	254
證券投資		**37,783**	40,424
衍生工具投資		**981**	–
應收聯營公司		**3,000**	3,000
銀行結存及現金		**45,063**	55,853
		755,185	508,607
流動負債			
應付賬款及應計費用	*11*	**338,462**	202,790
客戶按金		**22,505**	14,917
應付聯營公司賬項		**2,800**	2,800
應付税項		**2,319**	659
一年內到期之貸款		**84,051**	110,847
一年內到期之租購合約承擔		**60**	60
		450,197	332,073
流動資產淨值		**304,988**	176,534
總資產減流動負債		**681,190**	548,643
少數股東權益		**702**	547
非流動負債			
一年後到期之貸款		**8,750**	8,750
一年後到期之租購合約承擔		**32**	62
		8,782	8,812
資產淨值		**671,706**	539,284
資本及儲備			
股本	*12*	**302,888**	268,742
儲備		**368,818**	270,542
股東資金		**671,706**	539,284

綜合權益變動表

截至二零零三年九月三十日止六個月

	截至九月三十日止六個月	
	30.9.2003	30.9.2002
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
期初餘額－股東權益總額	**539,284**	480,814
折算香港以外業務所產生之滙兌差額	**(441)**	1,177
少數股東應佔儲備變動	**50**	5
綜合收益表中未確認之淨(虧損)／溢利	**(391)**	1,182
行使購股權而發行之股份	**4,862**	–
發行股份	**30,000**	–
回購股份	**(716)**	(636)
回購股份之折扣	**5**	348
發行股份產生之溢價	**33,056**	–
支付二零零三年度末期股息	**(15,144)**	–
本期間淨溢利	**80,750**	30,739
	132,813	30,451
期末餘額－股東權益總額	**671,706**	512,447

簡明綜合現金流量表

截至二零零三年九月三十日止六個月

	截至九月三十日止六個月	
	30.9.2003	30.9.2002
	港幣千元	*港幣千元*
	(未經審核)	(未經審核)
經營業務所使用之淨現金	**(12,791)**	(8,664)
投資活動所使用之淨現金	**(23,228)**	(27,086)
融資之淨現金流入	**25,229**	60,610
現金及現金等值之(減少)／增加	**(10,790)**	24,860
期初現金及現金等值金額	**55,853**	21,662
外滙兑換率改變之影響	**–**	(6)
期末現金及現金等值金額	**45,063**	46,516

賬目附註

1. 會計政策

財務報告乃按歷史成本法編製，並就重估投資物業及證券投資作出調整。

本中期報告乃根據香港會計師公會所頒佈之會計實務準則第二十五條「中期報告」之規定編製。

所採納之會計政策與本集團截至二零零三年三月三十一日止年度之年度財務報告，乃是一致，惟本集團於採納由香港會計師公會頒佈之會計實務準則第十二條(經修訂)：「利得税項」後，已更改其會計政策，該會計準則於二零零三年一月一日或以後開始之會計期間生效。

本集團會計政策之變更及採納此經修訂政策之影響載列如下：

遞延税項採用負債法就資產負債之税基與它們在財務表之賬面值兩者之暫時差異作全數撥備。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐訂。

遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

遞延税項乃就附屬公司及聯營公司產生之暫時差異而撥備，但假若可以控制暫時差異之撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延税項乃因應就課税而計算之盈利與賬目所示之盈利兩者之時間差，根據預期於可預見將來結算或可變現之負債及資產而按現行税率計算。採納經修訂之會計實務準則第十二條構成會計政策之變動並已追溯應用。鑑於採用此經修訂會計實務準則對於本集團之本期或前期／年度之財務報表並無重大影響，因此，比較數字並未有重新列賬。

2. 分類資料

業務分佈

由於管理原因，本集團由二個分部組成，分別是電子產品設計、製造及銷售和證券買賣。本集團之分類資料主要報告這兩分部之資料。

主要業務如下：

截至二零零三年九月三十日止六個月

	電子產品設計、製造及銷售 *港幣千元*	證券買賣 *港幣千元*	合計 *港幣千元*
營業額	**908,829**	**16,473**	**925,302**
分部業績	**75,541**	**9,902**	**85,443**
利息收入			**81**
未分配之公司支出			**(634)**
經營溢利			**84,890**

截至二零零二年九月三十日止六個月

	電子產品設計、製造及銷售 *港幣千元*	證券買賣 *港幣千元*	合計 *港幣千元*
營業額	725,005	9,576	734,581
分部業績	57,988	(16,772)	41,216
利息收入			62
未分配之公司支出			(502)
證券投資已確認減值虧損			(5,000)
經營溢利			35,776

3. 折舊

於本期間，本集團就名下物業、廠房及設備於綜合收益表內扣除約18,507,000港元（截至二零零二年九月三十日止六個月：17,726,000港元）之折舊。

4. 稅項

	截至九月三十日止六個月	
	30.9.2003	30.9.2002
	港幣千元	*港幣千元*
稅項支出包括：		
根據估計應課稅溢利按稅率17.50%（二零零二年：16%）之香港利得稅	**1,523**	952
其他司法區之稅項	**844**	24
暫時性差異產生及轉回之遞延稅項	**–**	–
稅率提高產生之遞延稅項	**–**	–
	2,367	976

其他司法區之稅項乃按個別司法區之現行稅率計算。

本期內香港利得稅支出因前期稅項虧損結轉而獲得部份減免。

由於本集團於期末日有潛在遞延稅項資產淨值，故並無於本期之賬目中就遞延稅項作出撥備（二零零二年：無）。遞延稅項資產並未有確認，乃由於未能確定在可見將來有足夠的應課稅利潤可以使用相關之稅項效益。

5. 每股盈利

每股之基本及攤薄盈利乃根據以下資料計算：

	01.04.2003 至 30.09.2003	01.04.2002 至 30.09.2002
	港幣千元	*港幣千元*
溢利：		
本期間溢利及為計算每股基本及攤薄後盈利之溢利	**80,750**	30,739
股數：		
為計算每股基本盈利之加權平均數股份數目	**2,910,292,054**	2,692,199,992
潛在股份之攤薄影響：		
購股權	**28,270,074**	不適用
為計算每股攤薄後盈利之加權平均數股份數目	**2,938,562,128**	不適用

前期之每股盈利攤薄沒有計算，因本公司之購股權行使價在該期間高於市場平均價。

6. 中期股息

董事局宣布派發截至二零零四年三月三十一日止年度之中期股息每股0.8港仙（二零零三年三月三十一日止年度：0.2港仙）給予於二零零三年十二月八日在股東名冊上之股東。

7. 添置物業、機器及儀器

	港幣千元
於二零零三年四月一日賬面淨值	251,244
滙兑調整	–
添置	21,275
出售	(289)
折舊	(18,507)
於二零零三年九月三十日賬面淨值	**253,723**

8. 商譽

	港幣千元
成本	
於本期初及期末日	16,575
攤銷	
於本期初	2,049
計入本期	829
於期末日	2,878
賬面淨值	
於期末日	13,697

商譽之攤銷年期定為十年。

9. 負商譽

	港幣千元
原值	
於本期初及期末日	6,999
轉入收益	
於本期初	(3,155)
本期間轉入	–
於期末日	(3,155)
賬面值	**3,844**

負商譽產生於本集團於去年內增購一附屬公司，番禺富臨花園房地產有限公司額外權益。在收購日，3,155,000港元之負商譽確定與該附屬公司所擁有之發展中物業之減值虧損相關並將相關數額之負商譽轉入到去年損益表中確定收益。負商譽之餘額，會在售賣此物業時轉入收益。

10. 應收賬款、按金及預付款項

於二零零三年九月三十日，應收賬款、按金及預付款項包括364,305,000港元（二零零三年三月三十一日：149,521,000港元）之應收貿易賬款。於期末日應收貿易賬款之賬齡分析如下：

	30.9.2003 *港幣千元*	31.3.2003 *港幣千元*
0-30日	**293,307**	109,150
31-60日	**42,387**	22,425
61-90日	**3,785**	1,016
超過90日	**24,826**	16,930
	364,305	149,521

本集團向其貿易客戶提供平均為期30至90日之數期。

11. 應付賬款及應計費用

於二零零三年九月三十日，應付賬款及應計費用包括281,806,000港元（二零零三年三月三十一日：169,861,000港元）之應付貿易賬款。於期末日應付貿易賬款之賬齡分析如下：

	30.9.2003 *港幣千元*	31.3.2003 *港幣千元*
0-30日	**129,968**	77,631
31-60日	**73,747**	34,105
61-90日	**40,269**	15,031
超過90日	**37,822**	43,094
	281,806	169,861

12. 股本

	股份數目	已發行及 繳足股本 *港幣千元*
於二零零三年四月一日結餘	2,687,415,402	268,742
行使購股權而發行之股份	48,624,528	4,862
發行股份	300,000,000	30,000
回購股份	(7,160,000)	(716)
於二零零三年九月三十日結餘	**3,028,879,930**	**302,888**

本期間，本公司已發行股本之改變詳情如下：

(a) 在二零零三年七月，部份購股權持有者行使其購股權，因此而以每股0.10港元發行48,624,528股每股面值0.10港元之股份。

(b) 在二零零三年八月，由於配售及認購新股份而以每股0.22港元發行300,000,000股每股面值0.10港元之股份。

(c) 在本期間內，本公司在香港聯合交易所有限公司(「聯交所」)購回本公司股本詳情如下:

		每股價格		
月份	股份數目	最低價 *港元*	最高價 *港元*	總額 *港元*
二零零三年四月	2,630,000	0.089	0.100	250,100
二零零三年五月	4,530,000	0.098	0.104	461,060
	7,160,000			711,160

而該等購回股份已全部註銷，所以，本公司已發行股本已根據此等股份之面值相應減低。購回股份之折扣總額已轉入其他儲備。而相等於購回及註銷股份面值則由保留溢利轉撥往股本贖回儲備。

所有發行之股份在各方面與現有已發行之股份享有同等權益。

除上文披露者外，本公司或其任何附屬公司在期內概無購買、出售或贖回其上市證券。

13. 資本承擔

	30.9.2003 *港幣千元*	31.3.2003 *港幣千元*
已簽約但未在財務報告中撥備之 －物業、機器及儀器	**11,525**	7,819

於期末日，本公司並無任何資本承擔。

14. 或然負債

	30.9.2003 *港幣千元*	31.3.2003 *港幣千元*
可追索之銀行貼現票據	**37,444**	5,884
向銀行提供信貸擔保給與發展中物業之買家按揭借款	**8,950**	5,680

15. 有關連人士交易

本集團於本期六個月期間內並無進行任何重要之有關連人士交易。

中期股息

董事局宣佈就每股面值0.10港元之股份派發截至二零零四年三月三十一日止年度之中期股息每股0.8港仙(若於二零零三年十一月十三日召開之股東特別大會批准每四股面值0.10港元之股份合併為一股面值0.40港元之合併股份，即相等於每股合併股份派發3.2港仙)(二零零三年三月三十一日止年度:每股0.2港仙)給予於二零零三年十二月八日在股東名冊上之股東。股息單將於二零零三年十二月十九日左右寄予各股東。

暫停辦理股份過戶登記手續

本公司將於二零零三年十二月八日（星期一）至二零零三年十二月十二日（星期五），包括首尾兩天在內，暫停辦理股份過戶登記手續。為確保收取中期股息之權利，所有填妥之股份過戶文件連同有關之股票，最遲須於二零零三年十二月五日（星期五）下午四時前送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港告士打道56號，東亞銀行港灣中心地下，辦理過戶手續。

業務回顧

截至於二零零三年九月三十日止六個月，本集團之營業額為925,302,000港元，與上年同期比較，顯著增加26%，股東應佔溢利達80,750,000港元，與上年同期比較則大幅增長163%。

電子部門

集團電子部門，於首季受非典型肺炎「沙士」影響而營業額未能錄得顯著增長外，從本財政年度第二季開始市場對電子消費品需求熱烈，集團以獨特之輕巧、多功能音響產品及多功能影視產品，如DVD/TV組合等，取得大量訂單，營業額得以保持滿意增長。

期間營業額之增長，主要來自ODM及銷售本身品牌產品，銷售ODM及本身品牌產品之邊際利潤，比OEM產品略高。此外，因生產量增加而發揮集團生產效益，故電子產品整體淨邊際利潤維持上升。

集團於北美市場之營業額保持增長，而歐洲市場營業額之增長，則令人鼓舞，銷售增長約100%。

集團之附屬公司Cosmo Communications Corp.，業務增長快速，期間營業額與上年同期比較，增加約115%。亦從代理一著名品牌產品，取得可觀之佣金收入。

證券買賣

於期末日時，集團手持投資組合已減持至市值約三仟七百七拾萬港元。

前景

全球經濟開始復甦，整體消費者信心回升，對電子產品之需求強勁，集團對可預見之未來營業額之增長，充滿信心。鑑於集團現有生產設備，已經飽和，集團經過設廠選址生產成本比較後，落實購入位於中國番禺現時廠房貼鄰的一幅廠地，作為未來數年擴展廠房用途，估計

第一期新廠房可約於明年十二月落成，以增加集團約20%產量。為解決對廠房急切需求，集團將集中倉存至番禺一租用物業，將現有倉戶面積於二零零三年第四季改裝成生產線，以增加產量20%以上。

為掌握市場復甦帶來之機遇，集團繼續研發新科技及先進功能產品，新影視產品如DVD／錄影機組合、電視／DVD／錄影機組合及DVD＋RW組合等，已開始生產付運，並獲得客戶歡迎。研發中之具備HDD 功能之DVD錄影機、MP3光碟儲存器以及DVD＋RW電視組合亦快將推出，預期一系列新產品可增加集團之營業額。

基於以上因素，集團對未來發展非常樂觀。

股份結構

期間，本公司透過配售及認購安排，以每股0.22港元價格發行300,000,000股每股面值0.10港元股份。認購300,000,000股新股所得款項淨額約六仟三佰萬元將約四仟萬港元用於興建新生產設施之第一期廠房，餘額約二仟三佰萬元則撥作本集團之一般營運資金。

部份購股權證持有者行使部份購股權，本公司以每股0.10港元發行48,624,528股每股面值0.10港元之股份。本公司亦於香港聯合交易所有限公司以總代價711,160港元回購7,160,000股本公司股份。

財務狀況

期間，透過配售300,000,000股本公司股份及因部份購股權證持有者行使部份購股權而發行48,624,528股新股，共獲得約六仟七佰八拾萬港元現金收入。

於二零零三年九月三十日，集團借貸比率以總負債與股東資金比較為68%（二零零三年三月三十一日：63%）。借貸比率以銀行淨借貸與股東資金比較為7%（二零零三年三月三十一日：12%）。借貸比率上升反映業務之季節性效果及期間營業額增長所致。集團財政狀況良好。

由於集團絕大部份交易均以美元及港元為結算單位，故外匯風險很低。

員工

於二零零三年九月三十日，本集團擁有員工共8,725人，其中8,615人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、優先購股權計劃、在職訓練及訓練資助。

董事於本公司及相聯法團的股份、相關股份及債券之權益及淡倉

於二零零三年九月三十日，本公司董事於本公司及其相聯法團（定義見證券及期貨條例第XV部（「證券及期貨條例」））之股份，相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例之該等條文本公司董事及最高行政人員被視為或被當作擁有之權益及淡倉），或須列入而已列入按證券及期貨條例第352條存置之登記冊內，或根據聯交所上市規則（「上市規則」）之上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉如下：

	每股面值0.10港元之股份數目				
	個人權益	公司權益	其他權益	總數	佔已發行股本之百份比
執行董事：					
劉錫康	223,386,288	12,072,360 (a) 40,401,660 (b)	671,096,202 (c)	946,956,510	31.26%
劉錫淇	149,063,718	12,072,360 (a) 40,401,660 (b)		201,537,738	6.65%
劉錫澳	140,236,431	12,072,360 (a) 40,401,660 (b)		192,710,451	6.36%
獨立非執行董事：					
韓相田	778,580	–	–	778,580	0.03%
何厚鏘	–	–	–	–	–

附註：

(a) 該等股份乃由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）全部擁有之公司K.K. Nominees Limited持有。因此，劉氏家族被視為於K.K. Nominees Limited持有之股份中擁有權益。

(b) 該等股份乃由劉氏家族全部擁有之公司Wincard Management Services Limited持有。因此，劉氏家族被視為於Wincard Management Services Limited持有之股份中擁有權益。

(c) 該等股份由一全權信託基金全部擁有之公司Philip Lau Holding Corporation全部持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。因此，劉錫康被視為於Philip Lau Holding Corporation所持有之股份中擁有權益。

除本文所披露者外，於二零零三年九月三十日，本公司各董事及主要行政人員於本公司及其相聯法團（按證券條例第15部份之涵義）之股份或債務證券中概無擁有任何權益或股份淡倉而根據證券條例第352章須記錄於該條例所述之登記名冊內之權益，或須根據上市公司董事進行證券交易之標準守則知會本公司及聯交所之權益。

董事於購買股份及債券之權利

根據本公司於一九九七年四月七日批准之優先購股權計劃（「舊計劃」），某些董事已獲授予優先購股權以認購本公司股份，由授予購股權當日起計五年內行使。舊計劃已於二零零一年四月六日屆滿，在舊計劃屆滿前授予而尚未行使之購股權，仍然有效，直至該等優先購股權行使購股權或過了行使權限期。本期間內並無行使購股權。

根據本公司於二零零二年九月十二日舉行之股東特別大會所通過採用為期五年之優先購股權計劃（「新計劃」），董事局可授予優先購股權給任何人仕，包括本公司及其附屬公司之董事，認購本公司之股份。優先購股權之股份認購價為股份之面值，股份於授予日之最後成交價，或於授予優先購股權前五個交易日股份之平均最後成交價，以較高者為準。

除上文披露者外，本公司或其任何附屬公司於本期間任何時間概無參與訂立任何安排而使本公司之董事可藉收購本公司或任何其他法人團體之股份或債券而獲得利益。

除上文披露者外，各董事或其控股公司或彼等之聯繫人士於本期間內概無持有本公司或其任何聯繫公司（釋義見證券及期貨條例）證券之任何權益，而各董事或其配偶或未滿18歲之子女概無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

購股權計劃

根據上市規則披露有關購股權資料如下：

1. 根據舊計劃已授予之購股權

姓名	於二零零三年四月一日之購股權數目	於本期間行使購股權之數目	於二零零三年九月三十日之購股權數目
僱員合計數	43,645,056	21,822,528	21,822,528

附註：

(1) 以上購股權於一九九九年七月二日授出，可於授出日起五年內以每股0.10港元行使購股權。

(2) 本期間並無購股權獲授出，失效或取消。

(3) 行使購股權當日之前一日，加權平均收市價為每股0.201港元。

2. 根據新計劃已授予之購股權

姓名	於二零零三年四月一日之購股權數目	於本期間授予之購股權數目	於本期間行使購股權之數目	於二零零三年九月三十日之購股權數目
僱員合計數	–	53,604,000	26,802,000	26,802,000

附註：

(1) 以上購股權於二零零三年五月二日授出，由授出日起五年內以每股0.10港元行使購股權。

(2) 本期間並無購股權失效或取消。

(3) 董事認為，由於不能準確釐定評估購股權價值之若干重要因素，故不適宜對購股權進行估值。根據多項揣測性假設而評估購股權之價值，乃無意義，且可能誤導股東。

(4) 行使購股權當日之前一日，加權平均收市價為每股0.201港元。

主要股東

於二零零三年九月三十日，根據本公司按證券及期貨條例第XV部第336條規定而設置之主要股東權益及淡倉登記冊紀錄所顯示，以下人仕（除上述披露有關董事所持之權益外）持有本公司已發行股本及相關股份百分之五或以上之股份權益：

姓名	股份數目	*佔已發行股本之百份比*
李裕章	168,563,515	5.56%

除上述外，於二零零三年九月三十日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益及淡倉。

最佳應用守則

本公司各董事概無知悉任何足以合理指出本公司於中期報告所包括會計期間未有遵守聯交所證券上市規則附錄14之最佳應用守則的資料。

審核委員會

本公司之審核委員會已審閱截至二零零三年九月三十日之中期報表，審核委員會成立之目的為審閱及監督本集團之財務申報程序及內部監控事宜。

承董事局命
劉錫康
主席

香港，二零零三年十一月十一日

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th November, 2003

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 8th December, 2003

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	: √	2.	Preference shares:
3.	Other classes of shares	:		please specify: ______
4.	Warrants	:		please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	5,000,000,000	$0.10	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	3,028,879,930	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	757,219,982	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme <u>adopted on 7th April, 1997</u> Exercise price: HK$.040	5,455,632	Nil	Nil	Nil	5,455,632	
2. Employee share option scheme <u>adopted on 12th September, 2002</u> Exercise price: HK$0.40 Exercise price: HK$0.86	6,700,500 15,144,000	Nil Nil	Nil Nil	Nil Nil	6,700,500 15,144,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price HK$ _____ 2. ________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ __________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date:	
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	0

Remarks:
Pursuant to ordinary resolution passed at the special general meeting held on 13th November, 2003, all the issued and unissued shares have been consolidated by every four shares of HK$0.10 each into one consolidated share of HK$0.40 each. The number of options outstanding at close of the month has been adjusted accordingly.

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

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